SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RHI Entertainment Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)

74957T 104
(CUSIP Number)

David Tomasello
Attiva Capital Partners LTD
275 Madison Avenue, 4th Floor
New York, New York 10016
Telephone: (917) 668-1217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	74957T 104

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ATTIVA CAPITAL PARTNERS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ox
(b) ¨
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		¨

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BVI

NUMBER OF	7	SOLE VOTING POWER
SHARES		60,610 (0.2587% of the share capital)
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		940,280 (4.014% of the share capital)
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		60,610 (0.2587% of the share capital)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

ATTIVA CAPITAL PARTNERS LTD 60,610 shares ( equal to 0.2587% of share capital)
ANTONIO TOMASELLO 600,000 shares (equal to 2.5617%of the share capital)
DAVID TOMASELLO 210,270 shares (equal to 0.8977% of the share capital)
COMMETASA 69,400 shares ( equal to 0.2963% of the share capital)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		¨

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

INTRODUCTION

ITEM 1. Security and Issuer

The class of equity security to which this Schedule 13D relates is the common stock, $.01 par value (the “Common Stock”), of RHI Entertainment, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1325 Avenue of the Americas, New York, New York 10019.

ITEM 2. Identity and Background

Attiva Capital Partners LTD – The purpose of business of Attiva Reporting Person is financial investing. The Attiva Reporting Person is a Limited Partnership incorporated under the laws of British Virgin Island. The members of the Attiva Reporting Person are David Tomasello and Gonzalo Mendoza. David Tomasello is the Managing Partner of the Attiva reporting person.
The address and principal offices of business of the Attiva Reporting person is: 275 Madison Avenue, 4th Floor, new York, NY 10016.  Attiva Capital Partners LTD is organized in BVI

The Antonio Tomasello Reporting Person is a citizen of Italy and father of David Tomasello having residence  in Avenida Cristobal Colon, Residencias Vista Azul, Penthouse A, Cumana, Estado Sucre 6101, Venezuela

The David Tomasello Reporting Person is a citizen of Venezuela, son of Antonio Tomasello. David Tomasello is Chairman of Commetasa and Managing Partner of the Attiva Reporting Person. David Tomasello residence is in Avenida Cristobal Colon, edificio Flavesa, Cumana, Estado Sucre 6101, Venezuela

The Commetasa Reporting Person is a privately held corporation, incorporated under the law of  Venezuela. The purpose of Commetasa is carrying out heavy metal work in Venezuela. David Tomasello serves as its Chairman. The address of principal business and principal offices of business of Commetasa is: Zona Industrial El Penon, Avenida Principal, Cumana, Estado Sucre 6101, Venezuela

ITEM 3. Source and Amount of Funds or Other Consideration

The Attiva reporting Person and the Commetasa Reporting Person used Working Capital to make all acquisitions of  RHIE Common Stck currently owned by each of them, respectively.

The Antonio Tomasello Reporting Person and the David Tomasello Reporting Person used Personal Funds to make all acquisitions of RHIE Common Stock currently owned by each of them, respectively.

ITEM 4. Purpose of Transaction

The Reporting Person ("Attiva Capital Partners, Ltd.") believes that the current plan unanimously approved by both the lenders  (led by " J.P. Morgan Chase & Co"), the Management of the Company ("the Halmis") and its Advisors ("Rothschild, Inc.") doesn't take into account the real value of the library and the value of stock.

On the contrary, the plan takes advantage of a temporary downturn knowing that, as specified in the filings (<http://www.loganandco.com/> ) , the business model of RHI Entertainment and the debtors worked out well in the past and may do so in the future especially in a scenario where there is increasing demand for content coming from streaming media companies and this should improve the economics of the RHI's business.

At the same time, the plan rewards mismanagement and penalizes those investors that believed and still do in the turnaround of the company and trusted the research presented by the same financial institution during the same period that the meltdown started (2008). The same institution that is today , together with the management team, taking the company away from equity holders.

The reporting person believes that the Bankruptcy Court, as a court of equity, should only accept a plan where also current equity holders participate in the recapitalization plan and the turnaround of the company.

ITEM 5. Interests in Securities of the Company

(a)	ATTIVA CAPITAL PARTNERS LTD 60,610 shares ( equal to 0.2587% of share capital)
(b)
ANTONIO TOMASELLO 600,000 shares (equal to 2.5617%of the share capital)
DAVID TOMASELLO 210,270 shares (equal to 0.8977% of the share capital)
COMMETASA 69,400 shares ( equal to 0.2963% of the share capital

(b)
The Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of  60,610 shares of the Company Common Stock. Antonio Tomasello has granted David Tomasello, son of Antonio Tomasello, the sole power to vote or direct the vote of 600,000 shares of the Company Common Stock. Commetasa has granted David Tomasello, Chairman of Commetasa, the sole power to vote or direct the vote of 69,400 shares of the Company Common Stock

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

(a)
As indicated in item 5(b), The Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of  60,610 shares of the Company Common Stock. Antonio Tomasello has granted David Tomasello, son of Antonio Tomasello, the sole power to vote or direct the vote of 600,000 shares of the Company Common Stock. Commetasa has granted David Tomasello, Chairman of Commetasa, the sole power to vote or direct the vote of 69,400 shares of the Company Common Stock

(b)
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any security of the Issuer, other than those disclosed in the present filing.

ITEM 7. Material to be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16th, 2010

/s/ David Tomasello
David Tomasello, as managing partner of Attiva Capital Partners LTD